Exhibit 12

CHESAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(dollars in 000’s)

	Year Ended December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003	Nine Months Ended September 30, 2004
EARNINGS:
Income before income taxes and cumulative effect of accounting change	$35,030	$196,162	$361,698	$67,140	$500,952	$479,087
Interest expense (a)	81,052	86,256	98,321	111,280	147,817	118,151
(Gain)/loss on investment in equity investees in excess of distributed earnings	—	—	—	—	409	(583)
Amortization of capitalized interest	1,047	1,226	1,784	1,804	2,519	3,119
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	3,338	3,669	4,022	4,962	4,254	3,987

Earnings	$120,467	$287,313	$465,825	$185,186	$655,951	$603,761

FIXED CHARGES:
Interest expense	$81,052	$86,256	$98,321	$111,280	$147,817	$118,151
Capitalized interest	3,356	2,452	4,719	4,976	13,041	23,186
Bond discount amortization (b)	—	—	—	—	—	—
Loan cost amortization	3,338	3,669	4,022	4,962	4,254	3,987

Fixed Charges	$87,746	$92,377	$107,062	$121,218	$165,112	$145,324

Preferred Stock Dividends
Preferred Dividend Requirements	$16,711	$8,484	$2,050	$10,117	$22,469	$30,799
Ratio of income before provision for taxes to net income (c)	1.05	N/A	1.66	1.67	1.61	1.56

Subtotal – Preferred Dividends	$17,597	$8,484	$3,411	$16,861	$36,240	$48,046

Combined Fixed Charges and Preferred Dividends	$105,343	$100,861	$110,473	$138,079	$201,352	$193,370

Ratio of Earnings to Fixed Charges	1.4	3.1	4.4	1.5	4.0	4.2
Insufficient coverage	$—	$—	$—	$—	$—	$—

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.1	2.8	4.2	1.3	3.3	3.1
Insufficient coverage	$—	$—	$—	$—	$—	$—

(a)	Excludes the effect on unrealized gains or losses on interest rate derivatives.

(b)	Amortization of bond discount is excluded since it is included in interest expense.

(c)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.